Form 51-102F4
Business Acquisition Report

Item 1	Identity of Company

1.1	Name and Address of Company

Endeavour Silver Corp. (the “Company”)
301 - 700 West Pender Street
Vancouver, BC V6C 1G8

1.2	Executive Officer

Daniel Dickson, Chief Financial Officer of the Company
Telephone contact number: (604) 685-9775

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

MXRT Holdings Ltd. (formerly Mexgold Resources Inc.) (“MXRT”) is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation of mineral properties.

Pursuant to a purchase agreement dated April 13, 2012, and as amended on June 28, 2012 (together, the “Purchase Agreement”), between the Company and AuRico Gold Inc. (“AuRico”), the Company indirectly acquired from AuRico certain mineral concessions and related assets located in Mexico through the Company’s acquisition of all of the outstanding shares of MXRT, a wholly-owned subsidiary of AuRico, and AuRico’s direct minority share interests in certain Mexican subsidiaries of MXRT (collectively, the “Purchased Shares”).

2.2	Acquisition Date

The Company’s acquisition of the Purchased Shares (the “Acquisition”) was completed on July 13, 2012 (the “Acquisition Date”).

2.3	Consideration

The Company satisfied the consideration payable to AuRico in connection with the Acquisition by (a) payment to AuRico of U.S.$100,000,000 in cash (the “Cash Payment”); and (b) issuance and delivery to AuRico of 11,037,528 common shares of the Company at a deemed issue price of U.S.$9.06 per common share. The total purchase price payable by the Company to AuRico was subject to working capital adjustments as at the Acquisition Date.

Pursuant to the terms of the Purchase Agreement, AuRico is also entitled to receive up to an additional U.S.$50,000,000 in cash payments from the Company within three years following the Acquisition Date as follows:

	(a)	U.S. $20 million if at any time during the 3 years following the Acquisition Date, the Company renews or extends the Las Torres lease, after August 6, 2013;

(b)

U.S.$10 million if the simple average of the daily London Metals Exchange closing prices for gold exceeds $1,900 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the Acquisition Date;

(c)

U.S.$10 million if the simple average of the daily London Metals Exchange closing prices for gold exceeds $2,000 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the Acquisition Date; and

(d)

U.S.$10 million if the simple average of the daily London Metals Exchange closing prices for gold exceeds $2,100 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the Acquisition Date.

The Cash Payment was financed from the Company’s treasury cash reserves.

2.4	Effect on Financial Position

The Company does not presently have any plans or proposals for material changes in its business affairs or the affairs of MXRT, which may have a significant effect on the results of operations and financial position of the Company, including any proposal to liquidate MXRT, to sell, lease or exchange all or a substantial part of MXRT’s assets, to amalgamate MXRT with any other business organization or to make any material changes to the Company’s business or MXRT’s business, including any change in corporate structure. The Company plans to invest in the MXRT mining operations to improve productivity and invest in exploration to potentially increase resources and mine life.

2.5	Prior Valuations

Not applicable.

2.6	Parties to Transaction

AuRico is at arm’s length to the Company and its associates and affiliates. Therefore, the Acquisition did not involve an “informed person” within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), or any associate or affiliate of the Company.

2.7	Date of Report

This report is dated August 13, 2013 ..

Item 3	Financial Statements and Other Information

In reliance on a decision for exemptive relief dated February 26, 2013 issued by the Canadian securities regulators, the following financial information attached as Schedule “A” hereto is included in this report:

(a)

Auditor’s report in respect of the audited financial statements referenced in (b) and (c) below with a qualified auditor’s opinion in respect of the audited financial statements referenced in (c) below;

(b)	Audited statement of assets acquired and liabilities assumed by the Company in relation to the Acquisition as at the Acquisition Date;

(c)	Annual consolidated financial statements of MXRT for the financial years ended December 31, 2011 (audited) and December 31, 2010 (unaudited) with notes thereto;

(d)	Unaudited condensed interim consolidated financial statements of MXRT for the six-month period ended June 30, 2012 and comparative period in the immediately preceding financial year; and

(e)	Pro forma financial statements of the Company giving effect to the Acquisition consisting of:

(i) pro forma statement of financial position as at June 30, 2012;

(ii) pro forma statements of comprehensive income for the year ended December 31, 2011 and the six-month period ended June 30, 2012; and

(iii) pro forma earnings per share information of the Company based on the pro forma statements of comprehensive income.

Caution Regarding Forward Looking Statements

This Business Acquisition Report contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.

These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs.

Statements concerning reserves and mineral resource estimates constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

- risks related to precious and base metal price fluctuations;
- risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar);
- risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities;
- uncertainty in the Company’s ability to fund the development of the Company’s mineral properties or the completion of further exploration programs;
- uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that the Company’s development activities will result in profitable mining operations;
- risks related to the Company’s reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined;
- risks related to governmental regulations and obtaining necessary licenses and permits;
- risks related to the Company’s business being subject to environmental laws and regulations which may increase the Company’s costs of doing business and restrict the Company’s operations;

- risks related to the Company’s mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
- risks relating to inadequate insurance or inability to obtain insurance;
- risks related to the Company’s ability to successfully integrate acquisitions;
- uncertainty in the Company’s ability to obtain necessary financing;
- risks related to increased competition that could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;
- risks related to many of the Company’s primary properties being located in Mexico, including political, economic, and regulatory instability; and
- risks related to the Company’s officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

This list is not exhaustive of the factors that may affect the Company’s forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

SCHEDULE “A”

Statement of Assets Acquired and Liabilities Assumed as at July 13, 2012

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT

To the Directors of Endeavor Silver Corp.

We have audited the accompanying statement of assets acquired and liabilities assumed which comprises the assets acquired and liabilities assumed by Endeavor Silver Corp. on acquisition of MexGold Resources Inc. as at July 13, 2012 and notes, comprising a summary of significant accounting policies and other explanatory information. The statement of assets acquired and liabilities assumed has been prepared by management in accordance with the basis of accounting in Note 1 to the statement of assets acquired and liabilities assumed.

Management’s Responsibility for the statement of assets and liabilities assumed

Management is responsible for the preparation and fair presentation of the statement of assets acquired and liabilities assumed in accordance with the basis of accounting in Note 1 to the statement of assets acquired and liabilities assumed; this includes determining that the basis of accounting is an acceptable basis for the preparation of the statement of assets acquired and liabilities assumed in the circumstances, and for such internal control as management determines is necessary to enable the preparation of the statement of assets acquired and liabilities assumed that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the statement of assets acquired and liabilities assumed based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the statement of assets acquired and liabilities assumed is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of assets acquired and liabilities assumed. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of assets acquired and liabilities assumed, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the statement of assets acquired and liabilities assumed in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the statement of assets acquired and liabilities assumed.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the statement of assets acquired and liabilities assumed presents fairly, in all material respects, the assets acquired and liabilities assumed by Endeavor Silver Corp. on acquisition of MexGold Resources Inc. as at July 13, 2012 in accordance with the basis of accounting in Note 1 to the statement of assets acquired and liabilities assumed.

Basis of Accounting

Without modifying our opinion, we draw attention to Note 1 to the statement of assets acquired and liabilities assumed, which describes the basis of accounting. The statement of assets acquired and liabilities assumed is prepared for inclusion in Endeavor Silver Corp.’s Business Acquisition Report related to the acquisition of Mexgold Resources Inc. on the basis of the exemption received from British Columbia Securities Commission dated February 26, 2013. As a result, the statement of assets acquired and liabilities assumed may not be suitable for another purpose.

Chartered Accountants

August 1, 2013
Vancouver, Canada

ENDEAVOUR SILVER CORP.
STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED
as at July 13, 2012
(expressed in thousands of US dollars)

Summary of purchase price allocation:
Assets:
Cash and cash equivalents	$843
Receivables	7,306
Inventories	5,000
Prepaid expenses	228
Plant and equipment	10,161
Mineral properties	197,536
Goodwill	39,245
Total assets	260,319

Liabilities:
Accounts payable and accrued liabilities	(6,521)
Provision for reclamation and rehabilitation	(3,735)
Deferred income tax liability	(46,576)
Total liabilities	(56,832)
Net identifable assets acquired	$203,487

ENDEAVOUR SILVER CORP.
NOTES TO THE STATEMENT OF ASSETS AQUIRED AND LIABILITIES ASSUMED
as at July 13, 2012
(expressed in thousands of US dollars)

Note 1: Basis of presentation

On July 13, 2012, Endeavor Silver Corp. (the “Company”) completed the acquisition of 100% of the issued and outstanding shares of Mexgold Resources Inc. (“Mexgold”) and its three wholly owned subsidiaries from Aurico Gold Inc. (“Aurico”). Total consideration was $203,487 (note 2). The statement of assets acquired and liabilities assumed has been prepared for inclusion in the Company’s Business Acquisition Report related to the acquisition on the basis of the exemption received from the British Columbia Securities Commission on February 26, 2013.

The statement of assets acquired and liabilities assumed has been prepared in accordance with the measurement and recognition provisions of IFRS 3, Business Combinations and on the basis of the exempton received from the British Columbia Securities Commission on February 26, 2013. IFRS 3 requires that the purchase consideration be allocated to the assets acquired and liabilities assumed in a business combination based upon their estimated fair values at the date of acquisition. Goodwill is measured as the difference between the consideration paid and the fair value of the assets acquired and liabilities assumed.

The purchase price is allocated to the underlying assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition. Final fair values are determined based on independent appraisals, discounted cash flow models, and quoted market prices, as deemed appropriate. The following sets forth the allocation of the purchase price to assets acquired and liabilities assumed, based on estimates of fair values

Note 2: Purchase consideration

Purchase Cost
Cash paid	$100,000
Common shares issued	88,944
Contingent consideration	7,908
Working capital adjustment	6,635
$203,487

(a)	There were 11,037,528 common shares of the Company issued with a fair value of $8.06 per share.

(b)	AuRico will be entitled to receive up to an additional $50 million in cash payments from the Company upon the occurrence of certain events as follows:

i)

$20 million if at any time during the 3 years following the acquisition date, the Company renews or extends the Las Torres lease, other than a one-time 3 month extension after the current lease expires;

ii)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $1,900.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date;

iii)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,000.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date;

iv)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,100.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date;

The contingent consideration related to the Las Torres lease was valued based on factoring the probability of the Company negotiating a lease extension. Management determined the probability of extending the lease to be highly unlikely, resulting in a $nil value. The contingent consideration based on the performance of gold prices was valued using a Monte Carlo simulation resulting in a valuation of $7,908 at the acquisition date. Monte Carlo simulation approaches are a class of computational algorithms that rely on repeated random sampling to compute their results. Gold price paths were developed using a mathematical formula based on a stochastic process with mean reversion to a long term trend line.

(c)

The purchase agreement with AuRico stipulated there would be an adjustment of the purchase price based on the working capital of the consolidated Mexgold entity as at the acquisition date. The purchase price was adjusted upward by the amount of the working capital at the acquisition date. The Company and the counterparty agreed that the final working capital adjustment would be $6,635.

MEXGOLD RESOURCES INC.

Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of MXRT Holdings Inc.

We have audited the accompanying consolidated financial statements of MXRT Holdings Inc., which comprise the consolidated statements of financial position as at December 31, 2011, the consolidated statements of comprehensive income (loss), changes in equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our qualified audit opinion.

Basis for Qualified Opinion

We were appointed auditors of MXRT Holdings Inc. after December 31, 2011 and accordingly were not able to observe the counting of the physical supplies and work-in-process inventories at December 31, 2011 and 2010. We were not able to satisfy ourselves by alternative means concerning these inventory quantities held at December 31, 2011 or 2010. Additionally, we were not able to obtain sufficient appropriate audit evidence over mine development costs capitalized to mineral property, plant and equipment at December 31, 2011 and 2010 due to the lack of available supporting documentation. Accordingly, we were unable to determine whether adjustments might have been necessary to inventories or mineral property, plant and equipment at December 31, 2011 and 2010. Since inventories and amortization of property, plant and equipment enter into the determination of consolidated financial performance and consolidated cash flows, we were unable to determine whether adjustments might have been necessary in respect of the income reported in the consolidated statements of comprehensive income (loss) and the components of cash flows from operating activities reported in the consolidated statements of cash flows for the year ended December 31, 2011. This caused us to qualify our audit opinion on the consolidated financial position, consolidated financial performance and consolidated cash flows of the Company for the year ended December 31, 2011.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Qualified Opinion

In our opinion, except for the possible effects of the matter described in the Basis for Qualified Opinion paragraph, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of MXRT Holdings Inc. as at December 31, 2011, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards.

Chartered Accountants

August 1, 2013
Vancouver, Canada

MEXGOLD RESOURCES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of US dollars)

		December 31,	December 31,
		2011	2010
	Notes		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents		$6,220	$1,292
Accounts receivable	4	3,168	825
Inventories	5	9,270	2,599
Due from related parties	6	26,076	21,457
Total current assets		44,734	26,173
Mineral properties, plant and equipment	7	84,813	71,312
Total assets		$129,547	$97,485

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$6,658	$6,011
Current portion of long-term liabilities	8	800	800
Due to related party	6	14,128	30,605
Loan due to related party	6	51,370	-
Total current liabilities		72,956	37,416

Provision for reclamation and rehabilitation	9	1,936	1,705
Long-term liabilities	8	2,692	3,561
Deferred income tax liability	13	9,988	6,633
Total liabilities		87,572	49,315

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 60,313,901 shares (Dec 31, 2010 - 60,313,901)		68,823	68,823
Contributed surplus		6,987	6,987
Deficit		(33,835)	(27,640)
Total shareholders' equity		41,975	48,170
Total liabilities and shareholders' equity		$129,547	$97,485

Commitments (notes 7, 8 & 14)
Subsequent event (note 15)

The accompanying notes are an integral part of the consolidated financial statements.

Mexgold Resources Inc.	Page - 1 -

MEXGOLD RESOURCES INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(expressed in thousands of US dollars, except for shares and per share amounts)

		Years Ended
		December 31,	December 31,
		2011	2010
	Notes		(Unaudited)

Revenue		$26,939	$22,591

Cost of sales:
Production costs, excluding amortization and depletion		30,892	29,525
Refining costs		211	244
Amortization and depletion		2,526	2,783
		33,629	32,552
Mine operating loss		(6,690)	(9,961)

Finance costs	11	2,844	403
Other income (expense):
Foreign exchange (loss) gain		3,929	(1,014)
Loss on disposal of equipment		(523)	(4,852)
Impairment reversal/(charge)	7	3,973	(4,150)
		7,379	(10,016)

Earnings (loss) before income taxes		(2,155)	(20,380)
Income tax expense:	13
Current income tax expense (recovery)		31	(54)
Deferred income tax expense (recovery)		4,009	(1,950)
		4,040	(2,004)

Net loss and comprehensive loss for the year		(6,195)	(18,376)

Basic and diluted loss per share based on net earnings		$(0.10)	$(0.30)

Basic and diluted weighted average number of shares outstanding		60,313,901	60,313,901

The accompanying notes are an integral part of the consolidated financial statements.

Mexgold Resources Inc.	Page - 2 -

MEXGOLD RESOURCES INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(expressed in thousands of U.S. dollars, except share amounts)

					Total
	Number of	Share	Contributed		Shareholders'
	shares	Capital	Surplus	Deficit	Equity
December 31, 2009	60,313,901	$68,823	$6,987	$(9,264)	$66,546

Loss for the year				(18,376)	(18,376)
December 31, 2010	60,313,901	68,823	6,987	(27,640)	48,170

Loss for the year				(6,195)	(6,195)
December 31, 2011	60,313,901	$68,823	$6,987	$(33,835)	$41,975

The accompanying notes are an integral part of the consolidated financial statements.

MEXGOLD RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of U.S. dollars)

		Years Ended
		December 31	December 31
		2011	2010
	Notes		(Unaudited)

Operating activities
Net loss for the year		$(6,195)	$(18,376)
Items not affecting cash:
Depreciation and depletion		2,526	2,783
Deferred income tax expense (recovery)	13	4,009	(1,950)
Unrealized foreign exchange loss (gain)		(1,126)	874
Finance costs		2,844	403
Impairment reversal (charge)		(3,973)	4,150
Loss on disposal of equipment		523	4,852
Net changes in non-cash working capital	12	(7,875)	1,876
Cash used in operating activities		(9,267)	(5,388)

Investing activites
Property, plant and equipment expenditures		(12,814)	(9,078)
Cash used in investing activities		(12,814)	(9,078)

Financing activities
Loan/advances from related parties		27,809	9,547
Long term liabilities	8	(800)	(52)
Cash from financing activites		27,009	9,495

Increase (decrease) in cash and cash equivalents		4,928	(4,971)
Cash and cash equivalents, beginning of year		1,292	6,263
Cash and cash equivalents, end of year		$6,220	$1,292

See note 12 for supplementary cash flow information.

MEXGOLD RESOURCES INC.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Mexgold Resources Inc. (the “Company” or “Mexgold”) is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation. The address of the registered office is #301 – 700 West Pender Street, Vancouver, B.C., V6C 1G8.

2.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with and using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting for the year ended December 31, 2011.

These consolidated financial statements are presented in the Company’s functional currency of US dollars including the accounts of the Company and its wholly owned subsidiaries Compania Minera El Cubo S.A. de C.V. (“El Cubo”), Gammon Lake Guadalupe S.A. de C.V. and Metales Interamericanos S.A. de C.V. All intercompany transactions and balances have been eliminated upon consolidation.

The financial statements were authorized for issue by the directors of the Company on August 13, 2013.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies below have been applied consistently to all periods presented and by all subsidiaries in the group.

(a) Currency Translation

The functional and reporting currency for the Company and its subsidiaries is the US dollar. Transactions in currencies other than an entity’s functional currency are recorded at the rates of exchange prevailing on dates of transactions. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured in terms of historical costs in a foreign currency are not re-translated. Foreign currency translation differences are recognized in profit or loss, except for differences on the re-translation of non-monetary available-for-sale instruments which are recognized in other comprehensive income.

(b) Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make estimates and judgements that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates and judgement relate to the determination of mineralized reserves, plant and equipment lives, estimating the fair values of financial instruments, impairment of long-lived assets, reclamation and rehabilitation provisions and the recognition of deferred tax assets and liabilities. Actual results could differ materially from those estimates.

(c) Financial instruments

Financial assets and financial liabilities are measured at fair value on initial recognition and recorded on the statement of financial position. Measurement in subsequent periods depends on whether the financial instrument has been classified as financial assets at fair value through profit or loss, available-for-sale financial assets, held-to-maturity, loans and receivables, financial liabilities at fair value through profit or loss or financial liabilities measured at amortized cost.

Financial assets and liabilities at fair value through profit or loss are measured at fair value with changes in those fair values recognized in profit and loss. Financial assets and financial liabilities considered held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available- for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income.

Mexgold Resources Inc.	Page - 5 -

MEXGOLD RESOURCES INC.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

(d)	Fair value of financial instruments
The fair values of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values due to their short terms to maturity.

(e)	Cash and cash equivalents

Cash and cash equivalents consist of deposits in banks and highly liquid investments with an original maturity at the date of the purchase of no more than ninety days or that are readily convertible into cash. Cash and cash equivalents are classified as loans and receivables.

(f)	Inventories

Product inventories are valued at the lower of average production cost and net realizable value. Work-in-process inventories, including ore stockpiles are valued at the lower of average production cost and net realizable value, after an allowance for further processing costs. Finished goods inventory characterized as dore bars or concentrate is valued at the lower of average production cost and net realizable value. Materials and supplies are valued at the lower of cost and replacement cost. Similar inventories within the consolidated group are measured using the same method, and the reversal of previous write-downs to net realizable value is required when there is a subsequent increase in the value of inventories.

(g)	Mineral properties, plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of mineral properties, plant or equipment items consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which the asset is located. Mineral properties include direct costs of acquiring properties, including option payments and costs incurred directly in the development of properties once technical feasibility and commercial viability has been established.

Exploration and evaluation costs are those costs required to find a mineral property and determine commercial feasibility. These costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves. Project costs related to exploration and evaluation activities are capitalized as incurred.

Capitalized exploration and evaluation costs for a project are classified as such until the project demonstrates technical feasibility and commercial viability. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized exploration and evaluation costs are transferred to capitalized development costs within mineral properties, plant and equipment. Technical feasibility and commercial viability generally coincide with the establishment of proven and probable reserves; however, this determination may be impacted by management’s assessment of certain modifying factors.

Where an item of plant and equipment comprises major components with different useful lives; the components are accounted for as separate items of plant and equipment and depreciated over the components estimated useful life.

Plant and equipment are recorded at cost and amortized using the straight-line method at rates varying from 10% to 30% annually. The accumulated costs of mineral properties that are developed to the stage of commercial production are amortized using the units of production basis using proven and probable reserves (as defined by National Instrument 43-101).

The Company conducts an annual assessment of the residual values, useful lives and depreciation methods being used for mineral properties, plant and equipment and any changes arising from the assessment are applied by the Company prospectively.

(h)	Impairment

The Company’s tangible assets are reviewed for an indication of impairment at each reporting date. If an indicator of impairment exists, the asset’s recoverable amount is estimated. An impairment loss is recognized when the carrying amount of an asset, or the cash-generating unit to which it is allocated, exceeds its recoverable amount. A cash- generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in profit and loss in the period they are incurred.

The recoverable amount is the greater of an asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows associated with the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Mexgold Resources Inc.	Page - 6 -

MEXGOLD RESOURCES INC.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, forecast metal prices, estimated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the general likelihood that the Company will continue exploration. The Company does not set a pre-determined holding period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are appropriate.

If any area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

(i)	Reclamation and rehabilitation obligations

The Company recognizes provisions for statutory, contractual, constructive or legal obligations associated with the decommissioning and reclamation of mineral properties, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. A liability is recognized at the time environmental disturbance occurs and the resulting costs are capitalized to the corresponding asset. The provision for reclamation and rehabilitation obligations is estimated using expected cash flows based on engineering and environmental reports prepared by third-party industry specialists and is discounted at a pre-tax rate specific to the liability. The capitalized amount is amortized on the same basis as the related asset. The provision is adjusted for the accretion of the discounted obligation and any changes in the amount or timing of the underlying future cash flows.

In subsequent periods, the provision is adjusted for any changes in the amount or timing of the estimated future cash costs and for the accretion of discounted underlying future cash flows. The unwinding of the effect of discounting the provision is recorded as a finance cost.

(j)	Revenue recognition

Mineral revenue, based upon prevailing metal prices, is recognized upon delivery when title and risk of ownership of metals or metal bearing concentrate passes to the buyer and when revenue can be reliably estimated and collection is reasonably assured. Revenue is subject to adjustment upon final settlement of metal prices, weights and assays. Historically, any such adjustments have been insignificant.

(k)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and tax loss carry forwards. Deferred tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Deferred tax assets are recognized to the extent that recovery is considered probable.

(l)	Earnings per share

Basic earnings per share is computed by dividing the earnings/(loss) available to common shareholders by the weighted average number of shares outstanding during the period. For all periods presented, profit available to common shareholders equals the reported profit. The Company uses the treasury stock method for calculating diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.

Mexgold Resources Inc.	Page - 7 -

MEXGOLD RESOURCES INC.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

4.	ACCOUNTS RECEIVABLE

	December 31	December 31
	2011	2010

IVA receivables	$2,977	$718
Prepaids	92	93
Other	99	14
	$3,168	$825

5.	INVENTORIES

	December 31	December 31
	2011	2010

Warehouse inventory	$2,227	$1,248
Stockpile inventory (1)	148	-
Work in process inventory	5,222	1,351
Finished goods inventory (2)	1,673	-
	$9,270	$2,599

(1)	The Company has stockpiled 2,410 tonnes of mined ore as of December 31, 2011 (December 31, 2010 – nil).
(2)

The Company held 38,147 silver ounces and 662 gold ounces as of December 31, 2011 (December 31, 2010 - nil). These ounces are carried at cost, however as at December 31, 2011, the quoted market value of the silver is $1,075 (December 31, 2010 - $nil) and the quoted market value of the gold is $1,014 (December 31, 2010 - $nil)

6.	RELATED PARTY TRANSACTIONS

The Company receives administrative services from its parent company, AuRico Gold Inc. During the year end December 31, 2011, the Company incurred management fees and direct charges totaling $1,486 (December 31, 2010 - $1,938).

In August 2011, The Company converted advances from AuRico Gold de Mexico S.A. de C.V., a company owned by its parent company, to a $48,905 demand loan with a floating rate of 8.13% above the Mexican Federal Treasury Certificates. The Company incurred interest expense of $2,465 for the year ended December 31, 2011 (December 31, 2010 – Nil).

Mexgold Resources Inc.	Page - 8 -

MEXGOLD RESOURCES INC.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment comprise:

	Mineral	Exploration	Plant &
	property	Property	Equipment	Total
Cost
Balance at December 31, 2009	$61,206	$11,522	$33,390	$106,118
Additions	5,520	2,432	1,178	9,130
Disposals	-	-	(6,905)	(6,905)

Balance at December 31, 2010	66,726	13,954	27,663	108,343
Additions	7,191	1,509	4,294	12,994
Disposals	-	-	(1,291)	(1,291)

Balance at December 31, 2011	$73,917	$15,463	$30,666	$120,046

Accumulated amortization
Balance at January 1, 2010	$14,864	$-	$16,308	$31,172
Amortization during the year	2,019	-	1,645	3,664
Disposals		-	(1,955)	(1,955)
Impairment charge (reversal)	1,204	-	2,946	4,150

Balance at December 31, 2010	18,087	-	18,944	37,031
Amortization during the year	1,128	-	1,815	2,943
Disposals	-	-	(768)	(768)
Impairment charge (reversal)	(1,179)	-	(2,794)	(3,973)

Balance at December 31, 2011	$18,036	$-	$17,197	$35,233

Net book value
At December 31, 2010	$48,639	$13,954	$8,719	$71,312
At December 31, 2011	$55,881	$15,463	$13,469	$84,813

(a) Compania Minera Las Torres, S.A. de C.V. (“Las Torres”)

On September 7, 2004, Company entered into a mining lease agreement with Las Torres to acquire the right to explore, develop and mine the Las Torres Gold-Silver property located in Guanajuato State, Mexico for a five year period. On September 4, 2009, the Company negotiated an extension of this agreement for an additional three year period. Under the terms of the agreement, the annual rent payments total $720 per year. In addition, the Company is required to pay a 3.50% net smelter return on all gold and silver sales equal to or above $350.00 per gold ounce and $5.50 per silver ounce, with a minimum annual royalty of $240. The royalty decreases to a 3.00% net smelter return for sales of gold and silver at or below $300.00 per gold ounce and $5.00 per silver ounce.

The Company is also required to pay $20.00 per gold equivalent ounce for each ounce processed at the Las Torres plant from existing El Cubo claims. This payment, combined with the annual rent and minimum royalty payment discussed above must total a minimum of $2,000 per year. In connection with the agreement, a related party has issued a letter of credit in the amount of $1,000 to Las Torres.

During 2010, this lease agreement was suspended in accordance with the force majeure clause that was triggered by a labour disruption and subsequent suspension of operations at the El Cubo mine in June 2010, and remained suspended until the reopening of the El Cubo mine in February 2011. During the year, the Company recognized an expense of $1,934 (2010 – $886) relating to the Las Torres lease which has been presented as production costs in the statement of comprehensive loss. The minimum annual rent, processing and royalty payment commitments for successive years are estimated to be $2,006 for 2012 and $833 for 2013.

Mexgold Resources Inc.	Page - 9 -

MEXGOLD RESOURCES INC.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

(b) Impairments

Non-financial assets and cash generating units (“CGUs”) are tested for impairment or a reversal of impairment whenever there are indicators of impairment or indicators that an impairment should be reversed. For the purposes of testing for impairment, or a reversal of impairment, the recoverable amount of a non-financial asset or CGU is the higher of its fair value less costs to sell (“FVLCS”) and its value-in-use (“VIU”). Management has identified the El Cubo mine as a CGU for purposes of impairment testing as this represents the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The most reliable estimate of FVLCS is a price in a binding sale agreement in an arm’s length transaction, adjusted for incremental costs directly attributable to the disposal of the asset. When observable market prices are not available for the asset, the recoverable amount is estimated by reference to the asset’s VIU which is calculated using a discounted cash flow methodology taking into account assumptions that would be made by market participants. Management projects cash flows over the remaining life of each mine using forecast production and costs per the Company’s life of mine plans and long-term forecast prices of gold and silver to estimate future cash inflows and outflows. The cash flow projections exclude any estimated future cash inflows or outflows expected to arise from future restructurings or from improving or enhancing the mine’s performance.

The El Cubo CGU is comprised of all assets and liabilities related to the El Cubo mine. The Company recorded a $4,150 pre-tax impairment charge on the El Cubo CGU upon the suspension of operations at the El Cubo mine in June 2010. During the year ended December 31, 2011, the Company determined that some of the factors that led to the 2010 impairment of the EL Cubo CGU had been resolved, and therefore the Company performed a test to determine if a reversal of the previously recognized impairment charge was necessary. It was determined by management that an improved operational outlook, combined with higher precious metal prices and lower interest rates, indicated that a reversal of the 2010 impairment loss may be recognized. For the year ended December 31, 2011, the Company recognized in profit and loss a reversal of the 2010 impairment loss in the amount of $3,973.

To estimate the recoverable amount of the El Cubo mine at December 31, 2011, the key assumptions made by management in estimating the VIU were forecast metal prices, discount rates, operating costs, capital expenditures and foreign exchange rates. These estimates are inherently subject to measurement uncertainty and, specifically, changes in commodity prices, discount rates and operating costs could have a material effect on the determination of the recoverable amount.

The Company develops its long-term commodity price forecasts by reference to numerous external analyst forecasts. The long-term commodity pricing used in management’s VIU calculations approximate the mean of these forecasts while adjusting for any outlier forecasts. Ranges in commodity prices were $1,775.00 to $1,250.00 per gold ounce and $38.00 to $23.00 per silver ounce, including long-term prices of $1,250.00 per gold ounce and $23.00 per silver ounce ($1,115.00 to $863.00 per gold ounce and $19.00 to $14.00 per silver ounce in 2010).

The Company forecasts operating costs and capital expenditures based on expected life of mine plans developed from technical reports and historical cost experience. The discount rates used by the Company in calculating the VIU were based on the weighted average cost of capital applicable to each property. The rates chosen reflect a market participants’ view of the risk inherent in the cash flows associated with each property and alternate investment returns. For the year ended December 31, 2011, the Company used a 7.75% discount rate to estimate the recoverable amount of the El Cubo CGU (2010 – 10.00%) . The decline in the discount rate used to estimate the recoverable amount of the El Cubo CGU was primarily due to a lower interest rate environment, and a lower risk premium associated with the resolution of ongoing labour disputes.

There were no indicators of impairment with respect to the Company’s Guadalupe y Calvo exploration property for the years ended December 31, 2011 and 2010.

Non-financial assets and cash generating units (“CGUs”) are tested for impairment or a reversal of impairment whenever there are indicators of impairment or indicators that an impairment should be reversed. For the purposes of testing for impairment, or a reversal of impairment, the recoverable amounts for the non-financial assets and CGUs are based on fair value less costs to sell (“FVLCS”) calculations. When observable market prices are not available for the asset, FVLCS is calculated using a discounted cash flow methodology taking into account the assumptions that would be made by market participants. Management projects cash flows over the remaining life of each mine using forecasted production and costs per the Company’s life of mine plans and the long-term forecasted price of gold and silver to project future revenues. The Company does not use growth rates in determining cash flow projections.

Mexgold Resources Inc.	Page - 10 -

MEXGOLD RESOURCES INC.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

The key assumptions used in determining FVLCS at December 31, 2011 were commodity prices, discount rates, operating costs, capital expenditures and foreign exchange rates. Of these assumptions, reasonably possible changes in commodity prices, discount rates and operating costs could have caused the carrying value of the Company’s El Cubo CGU to exceed its recoverable amount.

The Company develops its long-term commodity price forecast by reference to numerous external analyst forecasts. The long term commodity pricing used with the impairment test approximated the mean of all of these forecasts adjusting for outliers. Ranges in commodity prices were $1775 to 1250 per gold ounce and $38 to $23 per silver ounce, including long term prices of $1,250 per gold ounces and $23 per silver ounce ($1,115 to $863 per gold ounce and $19 to $14 per silver ounce in 2010).

The Company forecasts operating costs and capital expenditures based on expected life of mine plans developed from technical reports and historical cost experience. The discount rated used by the Company in calculating FVLCS were based on the weighted average cost of capital applicable to each property. The rates chose reflect a market participants view of the risk inherent in the cash flows associated with each property and alternate investment returns. For the year end December 31, 2011, the Company used a 7.75% discount rate to assess the El Cubo operation (2010 – 10.00%). The decline in the discount rate used in the calculation of the El Cubo FVLCS was primarily due to a lower interest rate environment, and a lower risk premium associated with the resolution on ongoing labour disputes.

The El Cubo CGU is comprised of all assets and liabilities related to the El Cubo mine. The Company recorded a $4,150 pre-tax impairment charge on the El Cubo CGU upon the suspension of operations at the El Cubo mine in June 2010. During the fourth quarter of 2011, the Company determined that some of the factors that led to the June 2010 impairment of the CGU had been resolved, and therefore the Company performed a test to determine if a reversal of the impairment charge had occurred. An improved operational outlook, combined with higher precious metal prices and lower interest rates contributed to the reversal of the 2010 impairment charge.

There was no indication of the impairment of the Guadalupe y Calvo exploration property.

8.	LONG TERM LIABILITIES

In 2008, the Company entered into an eight year consultancy agreement with a third party, whereby the Company would receive assistance with strategic planning, business development, procurement of land and employer-employee, community, governmental and environmental relations. Amortization of the contract cost is calculated on a straight-line basis over the term of the agreement. The consultancy agreement obligation is non-interest bearing and has been recorded at fair value using a discount rate of 7%, with five remaining annual payments of $800 in January of each year as at December 31, 2011. As of December 31, 2011, the total balance outstanding on the consultancy agreement was $3,492 (December 31, 2010 - $4,361).

Mexgold Resources Inc.	Page - 11 -

MEXGOLD RESOURCES INC.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

9.	PROVISON FOR RECLAMATION AND REHABILITATION

The Company’s environmental permit requires that it reclaim certain land it disturbs during mining operations. Significant reclamation and closure activities include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance, and other costs. Although the ultimate amount of the reclamation and rehabilitation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of probability weighted estimated cash flows required to settle the Company’s estimated obligations is $2,450 for the El Cubo mine operations.

The timing of cash flows has been estimated based on the mine life using current reserves and the present value of the probability weighted future cash flows assumes a risk -free rate specific to the liability of 6 .46% (December 31, 2010 – 7.16%).

Changes to the reclamation and rehabilitation provision balance during the years are as follows:

Balance at December 31, 2009	$1,620

Changes during the year:
Accretion expense	129
Incurrence	91
Revisions to estimate	(135)
Balance at December 31, 2010	1,705

Changes during the year:
Accretion expense	116
Incurrence	10
Revisions to estimate	105
Balance at December 31, 2011	$1,936

10.	SHARE CAPITAL

The Company considers the items included in the consolidated statement of changes in equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. As at December 31, 2011, the Company is not subject to any externally imposed capital requirements.

11.	FINANCE COSTS

	Year ended
	December 31	December 31
	2011	2010

Accretion on provision for reclamation and rehabilitation	$116	$129
Interest expense on long term liability	263	274
Interest expense on related party loans	2,465	-
	$2,844	$403

Mexgold Resources Inc.	Page - 12 -

MEXGOLD RESOURCES INC.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Year Ended	Year Ended
	December 31	December 31
	2011	2010

Net changes in non-cash working capital
Accounts receivable	$(2,343)	$2,500
Inventories	(6,179)	854
Accounts payable and accrued liabilities	647	(1,478)
	$(7,875)	$1,876

Non-cash financing and investing activities:
Reclamation included in mineral property, plant and equipment	$10	$56

Other cash disbursements:
Income taxes paid	$-	$-
Interest paid on amount due to related party	$-	$-

13.	INCOME TAXES

	(a)	Tax Assessments

Metales Interamericanos S.A. de C.V., a subsidiary of the Company received a MXN$68 million (US$5.2 million) assessment on August 24, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the entity’s 2006 tax return. Based on the advice of legal counsel, it is the Company’s view that the tax assessment has no legal merit and therefore no provision has been made in these consolidated financial statements. The appeal process was initiated in 2010. The Company chose to take advantage of a tax amnesty to eliminate any uncertainty and settled with the fiscal authorities in May 2013 for MXN$8.3 million (US$0.7 million). No amounts were recognized as at December 31, 2011 related to this matter.

	(b)	Deferred Income tax liabilities

When circumstances cause a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change will be reflected in current income.

The Company’s deferred income tax liability is comprised of the following components:

	December 31,	December 31,
Mexico operations	2011	2010

Deferred income tax assets:
Tax loss carryforwards	$8,847	$6,363
Provision for reclamation and rehabilitation	267	236
Other	1,313	1,492
Deferred income tax liabilities:
Inventories	(2,111)	(99)
Mineral properties, plant and equipment	(18,304)	(14,302)
Other	-	(323)
Deferred income tax liabilities, net	$(9,988)	$(6,633)

As at December 31, 2011, the Company had available for deduction against future taxable income in Mexico non-capital losses of approximately $58,816 (2010 – $38,442). These losses, if unutilized, expire between 2012 and 2020.

Mexgold Resources Inc.	Page - 13 -

MEXGOLD RESOURCES INC.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

As at December 31, 2011, the Company had available for deduction against future taxable income in Canada non- capital losses of approximately $6,236 (2010 – $6,376). These losses are unrecognized and if unutilized, expire between 2014 and 2026.

(c)	Income Tax Expense

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

	December 31,	December 31,
	2011	2010

Canadian statutory tax rates	26.50%	28.50%

Income tax recovery computed at Canadian statutory rates	$(571)	$(5,808)
Foreign tax rates different from statutory rate	(13)	(306)
Impact of rate change on opening differences	(63)	-
Inflationary adjustment	179	520
Non deductible expenses	558	197
Adjustments recognized in the current year in relation to prior years	764	(186)
Temporary differences not recognized	4,859	2,971
Impact of foreign exchange	(1,673)	608

Tax expense (recovery)	$4,040	$(2,004)

14.	FINANCIAL INSTRUMENTS

(a) Financial Assets and Liabilities

As at December 31, 2011, the carrying and fair values of our financial instruments by category are as follows: In thousands of US Dollars

	Loans &	Financial	Carrying	Fair
	receivables	liabilities	value	value
	$	$	$	$

Financial assets:
Cash and cash equivalents	6,220	-	6,220	6,220
Accounts receivable	3,168	-	3,168	3,168
Total financial assets	9,388	-	9,388	9,388

Financial liabilities:
Accounts payable and accrued liabilities	-	6,658	6,658	6,658
Long term liabilities (including current portion)		3,492	3,492	3,492
Total financial liabilities	-	10,150	10,150	10,150

The carrying value of the above items approximate their fair value due to their short terms to maturity or based on market rates of interest. The fair value of amounts due to or receivable from related parties is not determinable with sufficient reliability due to their related party nature.

Fair value hierarchy

IFRS 7 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The three levels of the fair value hierarchy established by IFRS 7 are as follows:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Cash and cash equivalents have been classified as level 1 of the fair value hierarchy.

Mexgold Resources Inc.	Page - 14 -

MEXGOLD RESOURCES INC.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

Level 2:	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term.

The Company has no financial assets or liabilities included in Level 2 of the fair value hierarchy.

Level 3:	Inputs for the asset are not based on observable market data.

The Company has no financial assets or liabilities included in Level 3 of the fair value hierarchy.

(b) Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The directors of the Company approve and monitor the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, money market investments and value added tax receivable balance. Credit risk exposure on bank accounts and short-term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value added tax (“IVA”) receivables are generated on the purchase of supplies and services to produce silver which are refundable from the Mexican government. The carrying amount of financial assets represents the maximum credit exposure.

Below is an aged analysis of the Company’s receivables:

	Carrying	Gross	Carrying	Gross
	amount	impairment	amount	impairment
	December 31, 2011		December 31, 2010

1 to 3 months	$2,977	$-	$718	$-

At December 31, 2011, 99% of the receivables that were outstanding over one month were comprised of IVA receivables.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements. Cash is maintained in cash equivalents to maintain liquidity after taking into account the Company’s holdings and receivables. The Company believes that these sources and its policies will be sufficient to cover short-term cash requirements and commitments.

In the normal course of business the Company enters into contracts that give rise to future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments as at December 31, 2011:

	Less than	1 to 3	4 to 5	Over 5
	1 year	years	years	years	Total
	$	$	$	$	$

Provision for reclamation and rehabilitatio	-	-	-	2,450	2,450
Long term liabilities	800	2,400	800	-	4,000
					-
	800	2,400	800	2,450	6,450

Mexgold Resources Inc.	Page - 15 -

MEXGOLD RESOURCES INC.
Notes to the Consolidated Financial Statements
Years ended December 31, 2011 and 2010
(expressed in thousands of US dollars, unless otherwise stated)

Market Risk

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars, therefore the fluctuation of the U.S. dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

The U.S. dollar equivalents of financial assets and liabilities denominated in currencies other than the US dollar as at year end are as follows:

	December 31, 2011		December 31, 2010
	Canadian Dollar	Mexican Peso	Canadian Dollar	Mexican Peso

Financial Assets	$9	$5,293	$20	$1,862
Financial Liabilities	-	(3,317)	-	(5,628)
Net Financial Assets	$9	$1,976	$20	$(3,766)

Of the financial assets listed above, $2 (2010 – $2) represents cash and cash equivalents held in Canadian dollars, and $2,225 (2010 - $1,144) represents cash held in Mexican Pesos. The remaining cash balance is held in U.S. dollars.

As at December 31, 2011, with other variables unchanged, a 5% strengthening of the US dollar against the Mexican peso would decrease net earnings by $94 due to these financial assets and liabilities.

Interest Rate Risk – The Company has loans with a related party that are floating based on the Mexican Federal Treasury Certificates. For the year ended December 31, 2011, a 1% increase in the treasury rate would result in $200 increase in the 2011 interest expense.

Commodity Price Risk – Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to , industrial and retail demand, central bank lending, forward sales by producers and speculators, worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. As at December 31, 2011 and 2010, the Company did not have any commodity related financial instruments outstanding.

15.	SUBSEQUENT EVENT

On July 11, 2012, the Company issued 20,012,355 common shares to AuRico Gold Inc., a related party, with a fair value of $49.7 million to settle the outstanding amounts payable to AuRico Gold Inc. and its subsidiaries, including the balance of the demand loan (see Note 6).

Mexgold Resources Inc.	Page - 16 -

MEXGOLD RESOURCES INC.

Condensed Consolidated Interim Financial Statements

Prepared by Management

Periods Ended June 30, 2012 and 2011

Notice to Reader:

Mexgold Resources Inc.’s independent auditors have not performed a review of the consolidated statement of financial position as at June 30, 2012 and June 30, 2011, the consolidated statement of comprehensive loss, changes in equity and cash flows for the years then ended, and notes, in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

MEXGOLD RESOURCES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars)

		June 30,	December 31,
		2012	2011
	Notes
ASSETS
Current assets
Cash and cash equivalents		$2,785	$6,220
Accounts receivable	4	9,676	3,168
Inventories	5	6,225	9,270
Due from related parties		26,076	26,076
Total current assets		44,762	44,734
Mineral properties, plant and equipment	7	93,827	84,813
Total assets		$138,589	$129,547

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$9,762	$6,658
Current portion of long-term liabilities	8	-	800
Due to related parties	6	17,526	14,128
Loan due to related party	6	56,851	51,370
Total current liabilities		84,139	72,956

Provision for reclamation and rehabilitation		2,080	1,936
Long-term liabilities	8	-	2,692
Deferred income tax liability		12,663	9,988
Total liabilities		98,882	87,572

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 60,313,901 shares (Dec 31, 2011 - 60,313,901)		68,823	68,823
Contributed surplus		6,987	6,987
Deficit		(36,103)	(33,835)
Total shareholders' equity		39,707	41,975
Total liabilities and shareholders' equity		$138,589	$129,547

Commitments (note 7 & 8)
Subsequent event (note 12)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Mexgold Resources Inc.	Page - 2 -

MEXGOLD RESOURCES INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, except for shares and per share amounts)

		Periods Ended
		June 30,	June 30,
		2012	2011
	Notes

Revenue		$29,190	$-

Cost of sales:
Production costs, excluding amortization and depletion		21,604	11,648
Refining costs		223	-
Amortization and depletion		2,255	377
		24,082	12,025
Mine operating loss		5,108	(12,025)

Finance costs	10	3,505	184
Other income (expense):
Foreign exchange (loss) gain		(1,291)	(849)
Loss on sale of equipment		(214)	-
		(1,505)	(849)

Earnings (loss) before income taxes		98	(13,058)
Income tax expense:
Current income tax (recovery) expense		(58)	-
Deferred income tax expense		2,424	(2,656)
		2,366	(2,656)

Net loss and comprehensive loss for the period		(2,268)	(10,402)

Basic and diluted earnings (loss) per share based on net earnings		$(0.04)	$(0.17)

Basic and diluted weighted average number of shares outstanding		60,313,901	60,313,901

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Mexgold Resources Inc.	Page - 3 -

MEXGOLD RESOURCES INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, except share amounts)

	Number of	Share	Contributed		Total
	shares	Capital	Surplus	Deficit	Equity
December 31, 2010	60,313,901	$68,823	$6,987	$(27,640)	$48,170

Loss for the period				(2,268)	(2,268)
June 30, 2011	60,313,901	$68,823	$6,987	$(29,908)	$45,902

Loss for the period				(3,927)	(3,927)
December 31, 2011	60,313,901	$68,823	$6,987	$(33,835)	$41,975

Loss for the period				(10,402)	(10,402)
June 30, 2012	60,313,901	$68,823	$6,987	$(44,237)	$31,573

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Mexgold Resources Inc.	Page - 4 -

MEXGOLD RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars)

		Periods Ended
		June 30	June 30
		2012	2011
	Notes

Operating activities
Net earnings (loss) for the period		$(2,268)	$(10,402)
Items not affecting cash:
Depreciation and depletion		2,255	351
Deferred income tax provision		2,424	(2,656)
Unrealized foreign exchange loss (gain)		251	124
Finance costs		3,505	58
Loss on disposal of equipment		214	-
Net changes in non-cash working capital	11	(581)	(5,877)
Cash used in operating activities		5,800	(18,402)

Investing activites
Property, plant and equipment expenditures, net		(11,179)	(2,358)
Cash used in investing activities		(11,179)	(2,358)

Financing activities
Loan/advances from related parties		2,744	20,478
Long term liability	8	(800)	(800)
Cash from financing activites		1,944	19,678

Increase (decrease) in cash and cash equivalents		(3,435)	(1,082)
Cash and cash equivalents, beginning of year		6,220	1,292
Cash and cash equivalents, end of year		$2,785	$210

See note 11 for supplementary cash flow information.

Mexgold Resources Inc.	Page - 5 -

MEXGOLD RESOURCES INC.
Notes to the Consolidated Financial Statements
Six months ended June 30, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Mexgold Resources Inc. (the “Company” or “Mexgold”) is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation. The address of the registered office is #301 – 700 West Pender Street, Vancouver, B.C., V6C 1G8.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements.

The Board of Directors approved the condensed consolidated interim financial statements for issue on August 13, 2013.

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2011.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2011. In addition, the following accounting policy has been applied in these condensed consolidated financial statements.

4.	ACCOUNTS RECEIVABLE

	June 30	December 31
	2012	2011

IVA receivables	$7,037	$2,977
Prepaids	116	92
Trade receivable	2,523	-
Other	-	99
Total accounts receivable	9,676	3,168

5.	INVENTORIES

	June 30	December 31
	2012	2011

Warehouse inventory	$1,887	$2,227
Stockpile inventory (1)	150	148
Work in process inventory	3,850	5,222
Finished goods inventory (2)	338	1,673
	$6,225	$9,270

(1)	The Company has stockpiled 2,450 tonnes of mined ore as of June 30, 2012 (December 31, 2010 – 2,410 tonnes).
(2)

The Company held 7,265 silver ounces and 111 gold ounces as of June 30, 2012 (December 31, 2011 - 38,147 silver ounces and 662 gold ounces). These ounces are carried at cost, however as at June 30, 2012, the quoted market value of the silver is $202 (December 31, 2011 - $1,075) and the quoted market value of the gold is $178 (December 31, 2010 - $1,014)

Mexgold Resources Inc.	Page - 6 -

MEXGOLD RESOURCES INC.
Notes to the Consolidated Financial Statements
Six months ended June 30, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

6.	RELATED PARTY TRANSACTIONS

During the period end June 30, 2011, the Company incurred management fees and direct charges totaling $743 from its parent company, AuRico Gold Inc. There were no management fees for the period ended June 30, 2012.

In August 2011, The Company converted advances from AuRico Gold de Mexico S.A. de C.V., a company owned by its parent company, to a $56,851 demand loan (December 31, 2011 – $51,370) with a floating rate of 8.13% above the Mexican Federal Treasury Certificates. The Company incurred an interest expense of $3,443 for the period ended June 30, 2012 (June 30, 2011 – Nil).

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment comprise:

	Mineral	Exploration	Plant &
	property	Property	Equipment	Total
Cost
Balance at December 31, 2010	$66,726	$13,954	$27,663	$108,343
Additions	7,191	1,509	4,294	12,994
Disposals	-	-	(1,291)	(1,291)

Balance at December 31, 2011	73,917	15,463	30,666	120,046
Additions	11,009	226	-	11,235
Disposals	-	-	(1,920)	(1,920)

Balance at June 30, 2012	$84,926	$15,689	$28,746	$129,361

Accumulated amortization
Balance at December 31, 2010	18,087	-	18,944	$37,031
Amortization during the year	1,128	-	1,815	2,943
Disposals	-	-	(768)	(768)
Impairment charge (reversals)	(1,179)	-	(2,794)	(3,973)

Balance at December 31, 2011	18,036	-	17,197	35,233
Amortization during the period	839	-	1,195	2,034
Disposals	-	-	(1,733)	(1,733)
Impairment charge (reversals)	-	-	-	-

Balance at June 30, 2012	18,875	-	16,659	35,534

Net book value
At December 31, 2011	$55,881	$15,463	$13,469	$84,813
At June 30, 2012	$66,051	$15,689	$12,087	$93,827

(a) Compania Minera Las Torres, S.A. de C.V. (“Las Torres”)

On September 7, 2004, Company entered into a mining lease agreement with Las Torres to acquire the right to explore, develop and mine the Las Torres Gold-Silver property located in Guanajuato State, Mexico for a five year period. On September 4, 2009, the Company negotiated an extension of this agreement for an additional three year period. Under the terms of the agreement, the annual rent payments total $720 per year. In addition, the Company is required to pay a 3.50% net smelter return on all gold and silver sales equal to or above $350.00 per gold ounce and $5.50 per silver ounce, with a minimum annual royalty of $240. The royalty decreases to a 3.00% net smelter return for sales of gold and silver at or below $300.00 per gold ounce and $5.00 per silver ounce.

Mexgold Resources Inc.	Page - 7 -

MEXGOLD RESOURCES INC.
Notes to the Consolidated Financial Statements
Six months ended June 30, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

The Company is also required to pay $20.00 per gold equivalent ounce for each ounce processed at the Las Torres plant from existing El Cubo claims. This payment, combined with the annual rent and minimum royalty payment discussed above must total a minimum of $2,000 per year. In connection with the agreement, a related party has issued a letter of credit in the amount of $1,000 to Las Torres.

During 2010, this lease agreement was suspended in accordance with the force majeure clause that was triggered by a labour disruption and subsequent suspension of operations at the El Cubo mine in June 2010, and remained suspended until the re- opening of the El Cubo mine in February 2011. The minimum annual rent, processing and royalty payment commitments for successive years are estimated to be $2,006 for 2012 and $833 for 2013.

8.	LONG TERM LIABILITIES

In 2008, the Company entered into an eight year consultancy agreement with a third party, whereby the Company would receive assistance with strategic planning, business development, procurement of land and employer-employee, community, governmental and environmental relations. Amortization of the contract cost is calculated on a straight-line basis over the term of the agreement. The consultancy agreement obligation is non-interest bearing and has been recorded at fair value using a discount rate of 7%, with five remaining annual payments of $800 in January of each year. During the period ended June 30, 2012, AuRico Gold de Mexico S.A. de C.V. assumed the outstanding liability of $2,692 in exchange for $2,692 of additional loans.

9.	SHARE CAPITAL

The Company considers the items included in the consolidated statement of changes in equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. As at June 30, 2012, the Company is not subject to any externally imposed capital requirements.

10.	FINANCE COSTS

	Period ended
	June 30	June 30
	2012	2011

Accretion on provision for reclamation and rehabilitation	$62	58
Interest expense on long term liability	-	126
Interest expense on related party loans	3,443	-
	$3,505	$184

Mexgold Resources Inc.	Page - 8 -

MEXGOLD RESOURCES INC.
Notes to the Consolidated Financial Statements
Six months ended June 30, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Period Ended	Period Ended
	June 30	June 30
	2012	2011

Net changes in non-cash working capital
Accounts receivable	$(6,508)	$(1,137)
Inventories	2,823	(4,420)
Accounts payable and accrued liabilities	3,104	(320)
	$(581)	$(5,877)

Non-cash financing and investing activities:
Reclamation included in mineral property, plant and equipment	$82	$147

Other cash disbursements:
Income taxes paid	$-	$-
Interest paid on amount due to related party	$-	$-

12.	SUBSEQUENT EVENT

On July 11, 2012, the Company issued 20,012,355 common shares to AuRico Gold Inc., a related party, with a fair value of $49.7 million to settle the outstanding amounts payable to AuRico Gold Inc. and its subsidiaries, including the balance of the demand loan (see Note 6).

Mexgold Resources Inc.	Page - 9 -

Unaudited Pro Forma Consolidated Financial Statements

Prepared by Management

For the periods ended:
June 30, 2012 and December 31, 2011

ENDEAVOUR SILVER CORP.
UNAUDITED PRO FORMA INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT JUNE 30, 2012
(expressed in thousands of US dollars)

	Endeavour Silver Corp	MXRT Holdings Ltd	Adjustments			Pro Forma Consolidated

		As prepared by				As prepared by
	As reported at	management	Debit	Credit	Note	management
	June 30, 2012	June 30, 2012			5	June 30, 2012

ASSETS
Current assets
Cash and cash equivalents	$115,444	$2,785		(100,000)	a	$18,229
Investments	12,466	-				12,466
Accounts receivable	8,514	9,560				18,074
Inventories	33,326	6,225				39,551
Prepaid expenses	4,815	116				4,931
Total current assets	174,565	18,686		(100,000)		93,251

Non-current deposits	776	-				776
Mineral property, plant and equipment	106,268	93,827	107,445	(226)	b, e	307,314
Goodwill	-	-	39,245		a	39,245

Total assets	$281,609	$112,513	$146,690	$(100,226)		$440,586

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$12,021	$9,762		8,924	a	$30,707
Due to related party	-	48,301	(48,301)		d	-
Income taxes payable	3,511	-				3,511
Total current liabilities	15,532	58,063	(48,301)	8,924		34,218

Provision for reclamation and rehabilitation	2,739	2,080		1,655	b	6,474
Deferred income tax liability	24,217	12,663	(1,861)	33,913	b	68,932
Contingent liability	-	-		7,908	a	7,908
Derivative liabilities	6,418	-				6,418
Total liabilities	48,906	72,806	(50,162)	52,400		123,950

Shareholders' equity
Common shares	265,707	68,823	(68,823)	88,944	a,c	354,651
Contributed surplus	11,497	6,987	(6,987)		c	11,497
Accumulated comprehensive income (loss)	(5,067)	-				(5,067)
Deficit	(39,434)	(36,103)	(5,011)	36,103		(44,445)
Total shareholders' equity	232,703	39,707	(80,821)	125,047		316,636

Total liabilities and shareholders' equity	$281,609	$112,513	$(130,983)	$177,447		$440,586

See accompanying notes to the pro forma financial statements.

ENDEAVOUR SILVER CORP.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011
(expressed in thousands of US dollars, except for shares and per share amounts)

	Endeavour Silver Corp	MXRT Holdings Ltd	Adjustments			Pro Forma Consolidated

		As prepared by management for				As prepared by management
	As reported for the year ended	the year ended	Debit	Credit	Note	for the year ended
	Dec. 31, 2011	Dec. 31, 2011				Dec. 31, 2011

Revenue	$127,997	$26,939				$154,936

Cost of sales
Direct production costs	39,409	31,103				70,512
Royalties	2,228	-				2,228
Stock-based compensation	466	-				466
Amortization and depletion	17,094	2,526	8,528		5g	28,148
	59,197	33,629	8,528	-		101,354

Mine operating earnings	68,800	(6,690)	(8,528)	-		53,582

Expenses:
Exploration	10,207	-	1,509		5e	11,716
General and administrative	11,050	-	789		4	11,839
	21,257	-	2,298	-		23,555

Operating earnings	47,543	(6,690)	(10,826)	-		30,027

Mark-to-market loss on derivative liabilities	13,658	-				13,658
Finance costs	34	2,844		(2,465)	5d	413

Other income (expense):
Foreign exchange (loss) gain	(4,750)	3,406				(1,344)
Gain (loss) on asset disposals	-	3,973				3,973
Investment and other income	6,477	-				6,477
	1,727	7,379	-	-		9,106

Earnings (loss) before taxes	35,578	(2,155)	(10,826)	2,465		25,062

Income tax expense:	16,823	4,040		(2,388)	5g	18,475

Net earnings (loss) for the period	18,755	(6,195)	(10,826)	4,853		6,587

Other comprehensive income, net of tax
Net change in fair value of available for sale investments	(3,144)	-	-	-		(3,144)

Comprehensive income (loss) for the period	$15,611	$(6,195)	(10,826)	4,853		$3,443

Basis earnings (loss) per share based on net earnings	$0.22	na				$0.07
Diluted earnings (loss) per share based on net earnings	$0.22	na				$0.07

Basis weighted average number of shares outstanding	84,326,682	na				95,364,210
Diluted weighted average number of shares outstanding	86,364,543	na				97,402,071

See accompanying notes to the pro forma financial statements.

ENDEAVOUR SILVER CORP.
UNAUDITED PRO FORMA INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2012
(expressed in thousands of US dollars, except for shares and per share amounts)

	Endeavour Silver Corp	MXRT Holdings Ltd	Adjustments			Pro Forma Consolidated

		As prepared by				As prepared by
	As reported for the six months	management for the six				management for the six
	ended	months ended	Debit	Credit	Note	months ended
	June 30, 2012	June 30, 2012			5	June 30, 2012
Revenue	$89,480	$29,190				$118,670
Cost of sales
Direct production costs	32,501	21,827				54,328
Royalties	943	-				943
Stock-based compensation	275	-				275
Amortization and depletion	12,824	2,255	6,646		f	21,725
	46,543	24,082	6,646	-		77,271

Mine operating earnings	42,937	5,108	(6,646)	-		41,399

Expenses:
Exploration	3,922	-	226		e	4,148
General and administrative	6,714	-				6,714
	10,636	-	226	-		10,862

Operating earnings	32,301	5,108	(6,872)	-		30,537

Mark-to-market loss/(gain) on derivative liabilities	(1,775)	-				(1,775)
Finance costs	10	3,505		(3,341)	d	174

Other income (expense):
Foreign exchange (loss) gain	1,167	(1,291)				(124)
Investment and other income	1,940	(214)				1,726
	3,107	(1,505)	-	-		1,602

Earnings (loss) before taxes	37,173	98	(6,872)	3,341		33,740

Income tax expense	9,893	2,366		(1,861)	f	10,398

Net earnings (loss) for the period	27,280	(2,268)	(6,872)	5,202		23,342

Other comprehensive income, net of tax
Net change in fair value of available for sale investments	(3,367)	-	-	-		(3,367)

Comprehensive income (loss) for the period	$23,913	$(2,268)	$(6,872)	$5,202		$19,975

Basis earnings (loss) per share based on net earnings	$0.31	na				$0.24
Diluted earnings (loss) per share based on net earnings	$0.28	na				$0.23

Basis weighted average number of shares outstanding	87,870,479	na				98,908,007
Diluted weighted average number of shares outstanding	90,816,849	na				101,854,377

See accompanying notes to the pro forma financial statements.

ENDEAVOUR SILVER CORP.
Notes to the Unaudited Pro Forma Consolidated Financial Statements
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

1.	DESCRIPTION OF TRANSACTION

On July 13, 2012, Endeavour Silver Corp. (the “Company” or “Endeavour Silver”) completed the acquisition of MXRT Holdings Ltd. (formerly Mexgold Resources Inc.) (“MXRT”) and its three wholly owned subsidiaries, Compania Minera del Cubo, S.A. de C.V., Aurico Gold GYC, S.A. de C.V., and Metales Interamericanos, S.A. de C.V from AuRico Gold Inc. (“AuRico”) whereby the Company acquired all of the issued and outstanding shares of MXRT.

As a result of the acquisition, the Company now owns the El Cubo silver-gold mine located in Guanajuato, Mexico and the Guadalupe y Calvo silver-gold exploration project located in Chihuahua, Mexico.

2.	BASIS OF PRESENTATION

These unaudited pro forma consolidated financial statements have been prepared by management of Endeavour Silver for illustrative purposes only, to give effect to the transaction described in note 1 and more fully described in note 3.

These unaudited pro forma consolidated financial statements have been compiled from and include:

a)

An unaudited pro forma consolidated interim statement of financial position combining (i) the unaudited condensed consolidated interim statement of financial position of Endeavour Silver as at June 30, 2012 with (ii) the unaudited condensed consolidated interim statement of financial position of MXRT as at June 30, 2012, giving effect to the transaction described in note 3 as if it had occurred on June 30, 2012.

b)

An unaudited pro forma consolidated interim statement of comprehensive income combining (i) the unaudited condensed consolidated interim statement of comprehensive income of Endeavour Silver for the six months ended June 30, 2012 with (ii) the unaudited condensed consolidated interim statement of comprehensive income of MXRT for the six months ended June 30, 2012, giving effect to the transaction described in note 3 as if it had occurred on January 1, 2011.

c)

An unaudited pro forma consolidated statement of comprehensive income combining (i) the audited consolidated statement of comprehensive income of Endeavour Silver for the year ended December 31, 2011 with (ii) the audited consolidated statement of comprehensive income of MXRT for the year ended December 31, 2011, giving effect to the transaction described in note 3 as if it had occurred on January 1, 2011.

The unaudited condensed consolidated interim statement of financial position and the unaudited condensed consolidated interim statement of comprehensive income of Endeavour Silver as at and for the six months ended June 30, 2012 were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). The audited consolidated statement of comprehensive income of Endeavour Silver for the year ended December 31, 2011 was prepared in accordance with IFRS as issued by the International Accounting Standards Board.

The unaudited condensed consolidated interim statement of financial position and the unaudited condensed consolidated interim statement of comprehensive income of MXRT as at and for the six months ended June 30, 2012 were prepared in accordance with IAS 34. The audited consolidated statement of comprehensive income of MXRT for the year ended December 31, 2011 was prepared in accordance with IFRS as issued by the International Accounting Standards Board.

The unaudited pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto of Endeavour Silver for the year ended December 31, 2011. The unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of the Company which would have actually resulted had the proposed transaction been effected on the dates indicated. Further, the unaudited pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future. No adjustments have been made to reflect potential cost savings that may occur subsequent to the acquisition.

3.	SIGNIFICANT ACCOUNTING POLICIES

The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited consolidated financial statements of Endeavour Silver for the year ended December 31, 2011, which are incorporated by reference into this Business Acquisition Report. Certain line items from the MXRT financial statements have been reclassified to conform with the presentation of the Company’s financial statements. It is management’s opinion that these unaudited pro forma consolidated financial statements include all adjustments necessary for the fair presentation of the transaction, as described in notes 1 and 3, in accordance with IFRS.

ENDEAVOUR SILVER CORP.
Notes to the Unaudited Pro Forma Consolidated Financial Statements
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

The pro forma adjustments and allocations of the purchase price for MXRT are based on the carrying values of the assets acquired and liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized. The final valuation will be based on the actual net tangible assets of MXRT that exist as of the date of the completion of the acquisition.

4.	ACQUISITION

The transaction described in note 1 has been accounted for as a business combination in accordance with IFRS 3, Business Combinations. Based on consideration of all relevant factors, Endeavour Silver has been identified as the acquirer. The acquisition cost of MXRT has been allocated as follows:

The total estimated consideration of $203.5 million has been determined as follows:

$203,487

Net assets acquired
Cash and cash equivalents	$843
Accounts receivable	46
Tax receivable	7,260
Inventories	5,000
Prepaid expenses	228
Mineral properties, plant and equipment	207,697
Goodwill	39,245
Accounts payable and accrued liabilities	(6,521)
Other long term liability	-
Provision for reclamation and rehabilitation	(3,735)
Deferred income tax liability	(46,576)
$203,487

(a)

In consideration for the acquisition of MXRT, the Company issued 11,037,528 common shares with a fair value of $8.06 per share. The related share issuance costs of $204 are recognized as a reduction of equity.

(b)	AuRico will be entitled to receive up to an additional $50 million in cash payments from the Company upon the occurrence of certain events as follows:

i)

$20 million if at any time during the 3 years following the acquisition date, the Company renews or extends the Las Torres lease, other than a one-time 3 month extension after the current lease expires;

ii)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $1,900.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date;

iii)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,000.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date;

iv)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,100.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date;

The contingent consideration related to the Las Torres lease was valued based on factoring the probability of the Company negotiating a lease extension. Management determined the probability of extending the lease to be highly unlikely, resulting in a $nil value. The contingent consideration based on the performance of gold prices was valued using a Monte Carlo simulation resulting in a valuation of $7,908 at the acquisition date. Monte Carlo simulation approaches are a class of computational algorithms that rely on repeated random sampling to compute their results. Gold price paths were developed using a mathematical formula based on a stochastic process with mean reversion to a long term trend line.

ENDEAVOUR SILVER CORP.
Notes to the Unaudited Pro Forma Consolidated Financial Statements
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

(c)

If the working capital of MXRT is greater than nil the Purchase Price shall be adjusted upward by the amount by which the working capital exceeds nil. If the working capital is less than nil, the Purchase Price shall be adjusted downward by the corresponding amount. The Company estimated the working capital adjustment to be $6,856, payable upon final agreement with AuRico. As at May 22, 2012, the Company has paid $5,223 to AuRico.

IFRS allows up to twelve months for preliminary acquisition accounting to be finalized following the acquisition date if any subsequent information provides better evidence of the fair value of assets acquired and liabilities assumed at the date of acquisition. The estimated cost of the transaction is expected to aggregate to $789 and has been accrued in accounts payable and accrued liabilities with a corresponding expense in the pro forma statement of comprehensive income for the year ended December 31, 2011.

5.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma consolidated financial statements incorporate the following pro forma assumptions:

a)

As described in note 4, the cost of the purchase consideration, including shares, is presented on the pro forma consolidated statement of financial position as a reduction of $100,000 in cash, addition to equity of $88,944, an accrual for the contingent consideration of $7,908, recognition of a deferred income tax liability and corresponding goodwill of $39,245 and the working capital adjustment $8,924 .

b)

Applying Endeavour Silver’s management’s estimates of reclamation costs results in a $1,655 increase in the provision for reclamation and a $1,861 decrease in the deferred tax liability as at June 30, 2012.

c)

As part of the acquisition, MXRT’s equity balances are eliminated on the pro forma consolidated statement of financial position. Share capital of $68,823, contributed surplus of $6,987 and retained earnings of $36,103 were eliminated as at June 30, 2012.

d)

AuRico, as part of the acquisition agreement, restructured related party debt of $48,301 due from MXRT to equity. Prior to the restructuring, AuRico charged interest on the related party loan. For the six-month period ended June 30, 2012, for pro forma purposes, the interest expense related to the loan of $3,341 was eliminated. For the year ended December 31, 2011, for pro forma purposes, the interest expense related to the loan of $2,465 was eliminated.

e)

MXRT’s accounting policy is to capitalize exploration expenditures on non-producing properties. Endeavour Silver’s accounting policy is to expense exploration expenditures on non- producing properties. As at June 30, 2012, $15,689 had been capitalized on the Guadalupe y Calvo exploration property. For pro forma purposes, $15,463 was reallocated to retained earnings and $226 was recognized as an expense for the six-month period ended June 30, 2012 in accordance with Endeavour Silver’s accounting policy. The difference in accounting policy reduces the deferred income tax liability by $3,511 as of June 30, 2012. For the year ended December 31, 2011, for pro forma purposes, the exploration expenditures related to the Guadalupe y Calvo property of $1,509 were reallocated as an expense.

f)

During the six-month period ended June 30, 2012, the El Cubo operation processed 199,635 tonnes resulting in the depletion of the purchase price allocated to mineral properties . The depletion expense is estimated to be $6,646 and results in a deferred tax recovery of $1,861 for the period then ended. Management used the National Instrument 43- 101 (“NI 43-101”) technical report titled “Technical Report and Updated Resources and Reserve Estimate for the El Cubo Mine, Guanajuato Mexico” and dated June 1, 2012 as the basis for calculating depletion for pro forma purposes.

g)

During the year ended December 31, 2011, the El Cubo operation processed 256,149 tonnes resulting in the depletion of the purchase price allocated to mineral properties. The depletion expense is estimated to be $8,528 and results in a deferred tax recovery of $2,388 for the year then ended. Management used the NI 43-101 technical report titled “Technical Report and Updated Resources and Reserve Estimate for the El Cubo Mine, Guanajuato Mexico” and dated June 1, 2012 as the basis for calculating depletion on a unit of production basis for pro forma purposes. The El Cubo operation did not process ore from January 2011 to June 2011 due to labour disruptions.

ENDEAVOUR SILVER CORP.
Notes to the Unaudited Pro Forma Consolidated Financial Statements
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

6.	PRO FORMA SHARE CAPITAL

After giving effect to the transaction described in note 4 and pro forma assumptions in note 5, the issued and fully paid share capital of Endeavour Silver would be as follows:

	Number of shares	Amount
Balance at June 30, 2012	88,065,018	$265,707
Share consideration issued in connection with acquisition of Mexgold	11,037,528	88,944
Pro forma balance at June 30, 2012	99,102,546	$354,651

Balance at December 31, 2011	87,378,748	$259,396
Share consideration issued in connection with acquisition of Mexgold	11,037,528	88,944
Pro forma balance at December 31, 2011	98,416,276	$348,340

7.	PRO FORMA EARNINGS PER SHARE

The weighted average shares outstanding for Endeavour Silver have been adjusted to reflect the additional shares resulting from the transaction described in notes 4 and 5 effective January 1, 2011.

	Six months ended	Year ended
	June 30, 2012	December 31, 2011
Weighted average number of shares outstanding (basic)	87,870,479	84,326,682
Adjustment to reflect the acquisition	11,037,528	11,037,528
Shares after acquisition (basic)	98,908,007	95,364,210

Weighted average number of shares outstanding (diluted)	90,816,849	86,364,543
Adjustment to reflect the acquisition	11,037,528	11,037,528
Shares after acquisition (diluted)	101,854,377	97,402,071

Pro forma net income attributable to the Company	$23,342	$6,587

Pro forma earnings per share - basic	$0.24	$0.07
Pro forma earnings per share - diluted	$0.23	$0.07